ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 20, 2021	Renee Laws T +1 617 235 4975 renee.laws@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  AMG Funds (Registration Nos. 333-84639 and 811-09521)

       AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I and AMG Funds IV (each a “Trust” and collectively the “Trusts”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to:

(i)

Post-Effective Amendment No. 226 under the Securities Act of 1933, as amended (the “1933 Act”), to AMG Funds’ Registration Statement on Form N-1A filed on June 28, 2021, relating to AMG Yacktman Global Fund (formerly AMG Yacktman Focused Fund – Security Selection Only);

(ii)

Post-Effective Amendment No. 195 under the 1933 Act to AMG Funds IV’s Registration Statement on Form N-1A filed on June 28, 2021, relating to AMG GW&K Small/Mid Cap Growth Fund (formerly AMG GW&K Small Cap Fund II, which was formerly AMG Managers LMCG Small Cap Growth Fund); and

(iii)

Post-Effective Amendment No. 196 under the 1933 Act to AMG Funds IV’s Registration Statement on Form N-1A filed on June 28, 2021, relating to AMG River Road International Value Equity Fund (formerly AMG River Road Long-Short Fund).

Each fund noted above is referred to herein as a “Fund” and collectively, the “Funds.” The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (the “Prospectus”).

AMG Funds Comments

AMG Yacktman Global Fund

1.  Comment: The Staff notes that the Fund has a policy to invest, under normal circumstances, at least 35% of its net assets in investments economically tied to countries other than the U.S. The Staff’s position is that the Fund must invest at least 40% of its net assets in investments economically tied to countries other than the U.S., unless market conditions are not favorable, in which case 30% of the Fund’s net assets may be in investments economically tied to countries other than the U.S. Please revise.

Response: The Trust notes that Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the SEC affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states that the SEC expects companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1

The Trust respectfully submits that the Fund intends to invest in a portfolio of investments that is tied economically to a number of countries throughout the world in accordance with the Fund’s principal investment strategies disclosure (at least three countries other than the U.S. in addition to its 35% test) and believes that the Fund’s current disclosure is reasonable and adequate in this regard.

2.  Comment: With respect to the Fund’s investments in convertible securities, please confirm whether contingent convertible securities are a primary investment of the Fund.

Response: The Trust confirms that while the Fund may invest in contingent convertible securities, it does not currently intend to do so as a principal investment strategy.

1 Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (quoting the Staff).

AMG Funds IV Comments

AMG GW&K Small/Mid Cap Growth Fund

3.  Comment: The Staff notes that the Fund’s portfolio turnover rate for the most recently completed fiscal year was 126% and that High Portfolio Turnover Risk is included as a principal risk of the Fund. Please include active portfolio turnover in the Fund’s principal investment strategies disclosure.

Response: The Trust respectfully submits that the Fund is actively managed and, as disclosed in the section of the Prospectus titled “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. The Trust also notes that the stated portfolio turnover rate is for the last fiscal year, which relates to the investment strategy of the Fund’s previous subadviser. The Trust confirms that the Fund does not consider active portfolio turnover to be a part of its principal investment strategy.

4.  Comment: The Staff notes that Growth Stock Risk is included as a principal risk of the Fund. Please include in the Fund’s principal investment strategies disclosure that growth investing is a strategy of the Fund.

Response: The Trust respectfully submits that the Fund’s principal investment strategies disclosure sufficiently discloses growth investing as a strategy of the Fund. In particular, it provides that “[t]hrough its fundamental research and proprietary screening, GW&K Investment Management, LLC, the subadviser to the Fund (“GW&K” or the “Subadviser”), seeks to identify quality companies with growth oriented characteristics.” The Fund’s principal investment strategies disclosure further provides that “[t]he Subadviser seeks to focus on quality small- and mid-capitalization companies with sound management and long-term sustainable growth” and lists the key attributes that GW&K looks for in selecting companies for the Fund.

5.  Comment: In the section of the Prospectus titled “Additional Information About the Fund – Performance of Subadviser in Similar Accounts,” the Staff notes that the name of the composite is similar to the name of the Fund. In the Calendar Year Total Returns and Average Annual Total Returns table, please rename the column heading “GW&K Small/Mid Cap Growth Composite” so performance of the composite is not mistaken for performance of the Fund.

Response: The Trust confirms it will revise the defined term used in this disclosure, including the column heading, to be “GW&K Similar Account Composite.”

6.  Comment: The Staff notes that the Statement of Additional Information is incomplete. Please complete.

Response: The Trust confirms that it will file a post-effective amendment to include material information missing from the filing made on June 28, 2021.

AMG River Road International Value Equity Fund

7.  Comment: The Staff notes that the Fund’s portfolio turnover rate for the most recently completed fiscal year was 257% and that High Portfolio Turnover Risk is included as a principal risk of the Fund. Please include active portfolio turnover in the Fund’s principal investment strategies disclosure.

Response: The Trust respectfully submits that the Fund is actively managed and, as disclosed in the section of the Prospectus titled “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Portfolio Turnover,” may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so, which may result in active and frequent trading of portfolio securities. The Trust also notes that the stated portfolio turnover rate is for the last fiscal year, which relates to the investment strategy of the Fund that was in effect at that time and differs from the Fund’s current investment strategy. The Trust confirms that the Fund does not consider active portfolio turnover to be a part of its principal investment strategy.

8.  Comment: With respect to the Fund’s investments in convertible securities, please confirm whether contingent convertible securities are a primary investment of the Fund.

Response: The Trust confirms that while the Fund may invest in contingent convertible securities, it does not currently intend to do so as a principal investment strategy.

9.  Comment: The Staff notes that a large number of indices and time periods are included in the Fund’s average annual total returns table. Please reformat the disclosure for clarity.

Response: The Trust respectfully submits that the Fund’s existing disclosure is appropriate and consistent with the requirements of Form N-1A. Effective August 16, 2021, the Fund replaced its benchmark index, the Russell 3000 Index, with the MSCI EAFE Index, and also began comparing its performance to the MSCI EAFE Value Index. The Fund discloses the performance of each of the three indices in accordance with Instruction 5 to Item 27(b)(7) of Form N-1A. The Fund also offers three classes of shares, each of which has a different inception date and less than 10 calendar years of performance. Therefore, the Fund discloses the performance of each share class and index for the one-year period, five-year period and period since the inception date of the applicable class in accordance with Item 4(b)(2) of Form N-1A. The presentation of the index performance is intended to align with the presentation of the share class performance in order to facilitate investor understanding of how the performance of each index compares to the since inception performance of the applicable class. Therefore, the Trust respectfully declines to make the requested change.

10.  Comment: The Staff notes that the disclosure in the section of the Prospectus titled “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Portfolio Turnover” seems duplicative of the disclosure in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – High Portfolio Turnover Risk.” Please reconcile.

Response: The Trust believes that the Fund’s existing disclosure is appropriate and consistent with the requirements of Form N-1A. The section of the Prospectus entitled “Additional Information About the Fund” discusses what it means to have high portfolio turnover from both a risk perspective and a portfolio management perspective. The Trust respectfully submits that it has reviewed the referenced disclosures and believes they are consistent and, to the extent there is any repetition of similar concepts, this would not cause investor confusion.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc : Mark Duggan, Esq.

  Maureen A. Meredith, Esq.

  Gregory C. Davis, Esq.

  Adam M. Schlichtmann, Esq.